        Trombly Business Law
        1320 Centre Street, Suite 202
        Newton, MA 02459
        Telephone (617) 243-0060
          Facsimile (617) 243-0066

Amy M. Trombly, Esq.                                                                                                                                              amy@tromblybusinesslaw.com

July 17, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attn:       Anita Karu, Esq.

Re:           FTS Group, Inc.
 Registration Statement on Form SB-2
 File No. 333-133749

Dear Ms. Karu:

I am securities counsel for FTS Group, Inc. (the “Company”).  The Company undertakes to include the final disclosure reviewed by the staff of the Securities and Exchange Commission under the Narrative to Summary Compensation Table, located on page 17, in its final prospectus pursuant to Rule 424 of the Securities Act of 1933, as amended.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

                                                                                    /s/  Amy M. Trombly
Amy M. Trombly

cc: FTS Group, Inc.